UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of                 *
                                 *
ENTERGY CORPORATION,             *             CERTIFICATE
ENTERGY ENTEPRISES, INC., et al. *         PURSUANT TO RULE 24
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File No. 70-9123                 *
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(Public Utility Holding Company  *
Act of 1935)                     *
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Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (Act), as modified by the application-declaration, as amended, in the above referenced file and the related orders dated June 22, 1999 (June 1999 Order), August 21, 2000 (the August 2000 Order) and December 20, 2002 (the December 2002 Order), this is to certify that the following transactions were carried out during the three (3) months ended December 31, 2004 (the quarter) by Entergy Corporation's Non-utility Companies1 (Non-Reg Companies), pursuant to the authorization of the SEC. Capitalized terms used in this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order, the August 2000 Order, and/or the December 2002 Order.

Authorized Transactions

Pursuant to the June 1999 Order, the August 2000 Order, or the December 2002 Order, as applicable, (a) the Non-Reg Companies are authorized to conduct development activities with respect to various investment opportunities for Entergy Corporation (Entergy), (b) the Non-Reg Companies are authorized to provide various consulting services to other Non-Reg Companies and to non-associates, including to market to non-associates the Entergy System's expertise and capabilities in energy-related areas, and to market to non-associates intellectual property developed or acquired by System companies, (c) the Non-Reg Companies are authorized to provide various management, administrative and support services to associate companies, excluding certain associate companies (Excepted Companies2), (d) Entergy is authorized to create O&M Subs to provide various operations and maintenance services to non-associate or associate companies, (e) Entergy is authorized to create one or more New Subsidiaries, (f) the Non-Reg Companies are authorized to issue Other Securities of any type to Entergy, to other Non-Reg Companies or to third parties, (g) the Non-Reg Companies are authorized to pay dividends to their immediate parent companies from capital accounts or other unearned surplus, and (h) Entergy and the Non-Reg Companies are authorized to provide guarantees or other forms of credit support (Guarantees) to or for the benefit of Non-Reg Companies through December 31, 2005, in an aggregate principal amount not to exceed $2 billion at any one time outstanding (excluding any Guarantees previously issued and outstanding under the June 1999 Order.)

During the quarter, Entergy and the Non-Reg Companies participated in the following authorized transactions:

I. Administrative, Consulting, Management, and Other Services to Associate Companies

During the quarter, Entergy Enterprises Inc. (Enterprises) provided certain management, consulting, project development and other support services, at cost, to its associate companies, Entergy Power, Inc., Entergy Technology Holding Company, Entergy Technology Company, Entergy Holdings, LLC., Entergy Thermal LLC, Entergy International Holdings Ltd LLC, Entergy Power Gas Operations Corporation, Entergy Power Gas Holdings Corporation, Entergy Power International Holding Corporation, Entergy-Koch Trading, LP, Entergy Global, LLC (formerly Entergy Global Investments, Inc.), Entergy Resources, Inc., Entergy UK Enterprises Ltd., Entergy Operations Services, Inc., Entergy Procurement Exchange Corporation, Entergy Solutions Management Services LLC, Entergy Commerce, Inc., Entergy International Ltd. LLC, Entergy Power Operations U.S., Inc., Entergy Nuclear, Inc., Entergy Nuclear Operations, Inc., Entergy Nuclear Generation Company, Entergy Nuclear Indian Point 3 LLC, Entergy Nuclear FitzPatrick LLC, Entergy Nuclear Indian Point 2 LLC, TLG Services, Inc., Entergy Nuclear Vermont Yankee LLC, Entergy Nuclear Finance Holding, Inc., Entergy Solutions Ltd., Entergy Solutions Select Ltd., Entergy Solutions Supply Ltd., Entergy Retail Texas, Inc., Entergy Solutions District Cooling LP, Entergy District Energy Holding, LLC, EK Holding III, LLC, EWO Wind II, LLC, Entergy Nuclear Nebraska, LLC, Entergy Nuclear Operations Services, LLC, EWO Marketing, LP, Entergy Power E&C Holdings LLC, Entergy Power Development Corporation, Entergy Asset Management Inc., Entergy Power RS LLC, Warren Power LLC, EN Services, LP, Entergy Power Operations U.K., Ltd., and Entergy Power Generation, LLC. Enterprises' billings to all such associate companies included direct costs incurred plus, to the extent applicable, an indirect loading based upon the appropriate authorized billing method.

Enterprises billed Entergy Power, Inc., at cost, a credit of $1,134 due to an over accrual of expenses for consulting and other support services related to the marketing of capacity and energy to third parties at wholesale, preparation of contracts and regulatory filings, oversight of plant operations and maintenance by plant operators, and procurement of transmission services. In regard to Entergy International Holdings Ltd LLC ($5,353), Entergy Power Gas Operations Corporation ($3,773), Entergy Power Gas Holdings Corporation ($1,442), EWO Marketing, LP ($159,366), Entergy Power International Holding Corporation ($3,096,660), Entergy-Koch Trading, LP ($17,067), Entergy Technology Holding Company ($70,351), Entergy Technology Company ($467,924), Entergy Holdings, LLC. ($23,486), Entergy Thermal LLC ($156,511), Entergy Resources, Inc. ($290,092), Entergy International Ltd. LLC ($574,889), Entergy Global, LLC (formerly Entergy Global Investments, Inc.) ($66,339), Entergy UK Enterprises Ltd. ($35,266), Entergy Operations Services, Inc. ($143,450), Entergy Procurement Exchange Corporation ($6,850), Entergy Solutions Management Services LLC ($15,263), Entergy Solutions Ltd. ($10,243,718 credit), Entergy Solutions Select Ltd. ($33,751), Entergy Solutions Supply Ltd. ($5,532), Entergy Retail Texas, Inc. ($5,313), Entergy Solutions District Cooling LP ($320,205), Entergy District Energy Holding, LLC (2,478), EK Holding III, LLC ($5 credit), EWO Wind II, LLC ($25,768), Entergy Commerce, Inc. ($11,306), Entergy Power Operations U.S., Inc. ($835,571), Entergy Power E&C Holdings LLC ($21,907), Entergy Nuclear Generation Company ($1,909,026), Entergy Nuclear Indian Point 3 LLC ($1,898,437), Entergy Nuclear FitzPatrick LLC ($1,754,275), Entergy Nuclear Indian Point 2 LLC ($2,200,896), TLG Services, Inc. ($157,398), Entergy Nuclear, Inc. ($1,780,538) Entergy Nuclear Vermont Yankee LLC ($1,556,389), Entergy Nuclear Operations, Inc. ($32,567), Entergy Nuclear Finance Holding, Inc. ($332), Entergy Nuclear Nebraska, LLC ($432,990), Entergy Nuclear Operations Services, LLC ($25 credit), Entergy Power Development Corporation ($173,307), Entergy Asset Management, Inc. ($2,931,158), Entergy Power RS LLC ($98,012), Warren Power LLC ($41,302), EN Services, LP ($104,427), Entergy Power Operations U.K., Ltd. ($49,747), and Entergy Power Generation, LLC ($207,075), the services rendered by Enterprises primarily consisted of management oversight, administrative services, support services, and/or project development and were also billed on an "at cost" basis.

During the quarter, Entergy Solutions Management Services LLC provided management/administrative and consulting services to Entergy Solutions Ltd., Entergy Solutions Supply Ltd., and Entergy Thermal, LLC. The amounts billed, at cost, to such companies for such services during this quarter were $7,979,243, $451,290, and $8,999, respectively.

During the quarter, Entergy-Koch Trading, LP provided management/administrative services and consulting services to EWO Marketing, LP, to Entergy-Koch Trading, Ltd. (UK), and Entergy-Koch Trading Canada, ULC related to the marketing of energy commodities. The amounts billed, at cost, to such companies for such services during the quarter were $200,329, $10,520, and $41,965, respectively.

During the quarter, Entergy-Koch, LP provided administrative support services and management oversight services to Entergy-Koch Trading, LP. Such management oversight services were related to the marketing of energy commodities to third parties at wholesale, the preparation of contracts and regulatory filings, and the procurement of transmission services. The amount billed, at cost, to Entergy-Koch Trading, LP for such services during the quarter was $710,364. Also during the quarter, Entergy-Koch, LP provided administrative support services and management oversight services to Gulf South Pipeline Company, LP. The amount billed, at cost, for such services was $1,297,114. In addition, during the quarter, Entergy-Koch, LP provided administrative support services and management oversight services to Entergy-Koch Trading Ltd. (UK). Such management oversight services were related to the marketing of energy commodities to third parties at wholesale. The amount billed, at cost, for such services was a credit of $106,689 due to an over accrual of expenses.

During the quarter, Entergy Power RS LLC provided management and administrative services to RS Cogen LLC, a 50% owned 'qualifying facility'. The amount billed for such services was $68,112, consisting of market-based fees and reimbursable expenses.

During the quarter, EWO Wind II LLC billed Northern Iowa WindPower, LLC $100,000 consisting of administrative fees which were reimbursed at cost.

II. Consulting Services Provided to Non-Associate Companies

Enterprises, under contract with a hydroelectric partnership, continues to provide an array of technical services/support and maintenance for a hydroelectric transmission line. Certain Entergy Services, Inc. personnel are providing the services. Enterprises is paid a fixed annual fee plus market based rates for performing maintenance on the transmission line owned by the partnership. The partnership was charged $15,318 for services rendered during the quarter.

Entergy-Koch Trading, LP provided transition services of $85,375 to Merrill Lynch related to the sale of Entergy-Koch Trading, LP's energy commodity marketing and trading business.

During the quarter, no other Consulting Services subject to reporting in this Certificate were provided by Non-Reg Companies to non-associate companies.

III. Loans (other than Exempt Loans under Rule 52(b)) Made by Entergy to Non-Reg Companies, or Between Non-Reg Companies

During the quarter, no Loans subject to reporting in this Certificate were made by Entergy to Non-Reg Companies or between Non-Reg Companies.

IV Other Securities Issuances by Non-Reg Companies

During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.

V. Formation and Capitalization of New Subsidiaries and O&M Subs

During the quarter, the following subsidiaries changed status to New Subsidiary from FUCO: Entergy Power Development Corporation, EWO Holdings, LLC, Entergy Power Operations Holdings Ltd., Entergy Power Operations UK Ltd., Entergy Peru S.A., Sabinas Power Company B.V., Entergy International Investments No. 2 Ltd., Entergy International Ltd. LLC, EGT Holding Ltd., Entergy UK Enterprises Limited, EPG Cayman Holding I, and EPG Cayman Holding II. Also, Entergy Operations Services North Carolina, Inc. claimed status as an O&M Sub in accordance with the December 2002 Order to provide engineering and architectural services as contractors and the work connected therewith. Entergy Operations Services North Carolina, Inc. was acquired by Entergy Operations Services, Inc. Consideration paid by Entergy Operations Services, Inc. was for the purchase of all the issued and outstanding common stock of Entergy Operations Services North Carolina, Inc., previously Avery-Williams Builders, Inc.

During the quarter, no other amounts were expended to form and initially capitalize any New Subsidiary or O&M Sub.

VI. Nature and Extent of O&M Services Provided

During the quarter, Entergy Nuclear, Inc. provided decommissioning management services to a large non-associate nuclear operating utility in the Northeast and other services to non-associate companies related to the operation, maintenance, and decommissioning of nuclear electric generation facilities. The total amount billed for all such services was $962,066, consisting of market-based fees, incentive fees and reimbursable expenses. Also during the quarter, Entergy Nuclear, Inc. billed, at cost, Entergy Nuclear Generation Company $122,420 and Entergy Nuclear Vermont Yankee LLC $618,874 for license renewal management services. In addition, during the quarter, Entergy Nuclear, Inc. billed TLG Services, Inc., at cost, $109,075 for O&M Services, including professional advice and technical support primarily related to the decommissioning of nuclear electric generating facilities.

During the quarter, Entergy Nuclear Nebraska LLC provided management services to a large non-associate nuclear operating utility. The total amount billed for such services during the quarter has been reported separately under a request for confidential treatment pursuant to Rule 104 (b).

During the quarter, Entergy Nuclear Fuels Company billed, at cost, Entergy Nuclear Generation Company ($5,420), Entergy Nuclear Vermont Yankee LLC ($5,420), Entergy Nuclear Indian Point 3 LLC ($5,420), Entergy Nuclear FitzPatrick LLC ($5,420), and Entergy Nuclear Indian Point 2 LLC ($5,420) for O&M Services related to the procurement of nuclear fuel and fuel services for the nuclear power plants owned by these companies.

During the quarter, Entergy Nuclear Operations, Inc. billed, at cost, Entergy Nuclear, Inc. ($2,008,211), TLG Services, Inc. ($206,862), Entergy Nuclear Nebraska LLC ($51,899), Entergy Nuclear Environmental Services, LLC ($7,062), Entergy Nuclear Generation Company ($22,298,479), Entergy Nuclear Indian Point 3 LLC ($28,222,358), Entergy Nuclear FitzPatrick LLC ($30,174,650), Entergy Nuclear Indian Point 2 LLC ($30,065,663), and Entergy Nuclear Vermont Yankee LLC ($16,560,975) for O&M Services, including professional advice and technical support related to the operation, maintenance or decommissioning of nuclear electric generating facilities.

In addition, during the quarter, Entergy Operations Services, Inc. provided power project related O&M Services to several non-associate customers, including professional advice, technical expertise and maintenance services. Specifically, Entergy Operations Services, Inc.'s services to non-associate customers included performing preventive maintenance on substations; providing O&M consulting services; and providing project management, engineering, ground testing, procurement and construction services on transmission and substation facilities. The total amounts billed for all such services during the quarter were $6,694,471 consisting, in each case, of market-based fees and reimbursable expenses. Also during the quarter, Entergy Operations Services, Inc. provided high voltage preventive maintenance, corrective maintenance, capital expansions and power uprate support for Entergy Nuclear Indian Point 2 LLC, Entergy Nuclear Indian Point 3 LLC, Entergy Nuclear Vermont Yankee LLC, and Entergy Nuclear Fitzpatrick LLC. The amount billed, at cost, for such services was $572,650, $2,400, $45,000, and $357,331, respectively.

During the quarter, Entergy Power Operations U.S. Inc. provided O&M Services to Warren Power LLC, an exempt wholesale generator, relating to long-term operations and maintenance, and administrative support of its electric generating facilities. For such services Warren Power LLC was billed at cost in the amount of $168,224. In addition, Entergy Power Operations U.S., Inc. provided O&M Services to Entergy Power Ventures, LP, an exempt wholesale generator, and to a non-affiliate electric cooperative, consisting of administrative support for certain electric generating facilities that are co-owned by such companies (the 'Co-owned Facilities'). For such services, Entergy Power Ventures, LP and the non-affiliate electric cooperative (collectively, the 'Co-Owners') were billed through EN Services, LP, as agent for the Co-Owners, a market based management fee plus reimbursable costs of $786,954 and $337,266, respectively.

During the quarter, EN Services, LP provided O&M Services to the Co-Owners relating to the operation of the Co-owned Facilities. For such services the Co-owners were billed a market based management fee plus reimbursable costs of $7,206,504 and $2,867,970, respectively.

Entergy represents that no Excepted Company has subsidized the operations of any Non-Reg Company and that the rendering of O&M Services by O&M Subs is in compliance with the applicable rules, regulations and orders of the SEC and has not adversely affected the services provided by any Excepted Company to its customers.

VII. Payment of Dividends By Certain Non-Reg Companies

During the quarter, the following companies made distributions out of capital or unearned surplus to their respective parent companies: Entergy International LTD LLC ($567,123) to Entergy International Holdings LTD LLC; Entergy Retail Holding Company ($378,000) to Entergy Corporation; Entergy Retail Texas, Inc. ($30,000) to Entergy Retail Holding Company; Entergy Solutions Supply Ltd ($28,000) to Entergy Retail Texas, Inc.; Entergy Solutions Supply Ltd ($2,772,000) to Entergy Retail Holding Company; Entergy Resources, Inc. ($56,000) to Entergy Corporation; Entergy Ventures Holding Company, Inc. ($1,901,000) to Entergy Corporation; Entergy Power International Holding Corporation ($18,450,000) to Entergy Power Gas Operations Corporation; Entergy Power International Holding Corporation ($431,550,000) to EWO Marketing Holding LLC; EK Holding I, LLC ($14,000,000) to Entergy Power International Holding Corporation; Entergy Nuclear PFS Company ($1,000) to Entergy Nuclear, Inc.; Entergy Power Operations U.S. Inc. ($527,427) to Entergy Global Power Operations Corporation; Entergy Power Ventures Corp I ($281,446) to Entergy Power Generation, LLC; Entergy Investments Holding Co., Inc. ($26,576,170) to Entergy Asset Management, Inc.; EP Edegel Inc. ($13,685,121) to Entergy Power Development Corporation; Entergy Power Bulgaria Ltd ($5,132,000) to Entergy Power Europe Ltd.; Entergy Mississippi Turbine Company ($2,538,000) to Entergy Power Development Corporation; Entergy Power Europe Ltd. ($5,132,000) to Entergy Power Development Corporation. During the quarter, no other dividends or distributions subject to reporting in this Certificate were paid by Non-Reg Companies.

VIII. Reorganizations

The Entergy Non-Reg Companies' organizational structure as of December 31, 2004 (including any reorganizations or changes from the organization structure in effect as of 9/30/04) is included in Exhibit 1.

IX. Outstanding Guarantees Issued by Entergy or by Non-Reg Companies

As of the end of the quarter, the total outstanding amount of Guarantees issued pursuant to the August 2000 Order by Entergy or by Non-Reg Companies (to the extent reportable herein) to or for the benefit of Non-Reg Companies was $1,219,109,849.

X. New Subsidiary Issuances of Securities to Nonaffiliates

As of December 31, 2004, no New Subsidiary had any outstanding securities issued to a nonaffiliate for the purpose of financing investments in Non-Reg Companies.

Entergy Corporation represents that (i) the financial statements of Entergy Corporation are in accordance with generally accepted accounting principles, and (ii) it maintains sufficient internal controls to enable it to monitor the creation and use of any New Subsidiary.

XI. Financial Statements

Unaudited Entergy Corporation and Subsidiaries' Consolidated Balance Sheet and Income Statement for the twelve months ended December 31, 2004 are included in Exhibit 2.

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1  Non-utility Companies are defined in the December 2002 Order as "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".
2  The Excepted Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sales of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.

IN WITNESS WHEREOF, the Undersigned Company has caused this certificate to be executed on this 24th day of February 2005.

ENTERGY CORPORATION

/s/ Nathan E. Langston
Nathan E. Langston
Senior Vice President and Chief Accounting Officer